January 7, 2010

United States Securities and Exchange Commission

Kathleen Collins

Robert Benton

Matthew Crispino

100 F Street, N.E.

Washington, D.C. 20549

Re:	Saba Software, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2009

Filed August 12, 2009

File No. 001-34372

Ladies and Gentlemen:

On behalf of Saba Software, Inc. (the “Company”), this letter is being submitted in reference to your letter to Bobby Yazdani, CEO and Chairman of the Board of Directors of the Company, dated December 30, 2009 (the “Comment Letter”). The Company respectfully requests an extension to respond to the inquiries contained in your Comment Letter. The Company intends to respond to the Staff’s comments no later than January 25, 2010.

If you have any questions, please do not hesitate to call the undersigned at (650) 581-2500.

Sincerely,

/s/ William Slater
William Slater
Chief Financial Officer
Saba Software, Inc.